KKR Series Trust
555 California Street
50th Floor
San Francisco, California 94104

May 7, 2014

FILED VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	KKR Series Trust (File Nos.: 333- 182743 and 811- 22720) Request for Withdrawal of Post-Effective Amendments Nos. 5 and 7 SEC Accession Nos.: 0001104659-13-011345 and 0001104659-13-042922

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), KKR Series Trust (the “Trust”), respectfully requests that the U.S. Securities and Exchange Commission consent to the withdrawal of Post-Effective Amendments Nos. 5 and 7 (the “Amendments”) to the Trust’s Registration Statement, filed respectively on February 15, 2013 (accession number 0001104659-13-011345) and May 17, 2013 (accession number 0001104659-13-042922). The reason for withdrawal is that the Trust no longer intends to register KKR Alternative Strategies Fund as a new series of the Trust.

Post-Effective Amendment No. 7 superseded Post-Effective Amendment No. 5 prior to the latter becoming effective. Post-Effective Amendment No. 7 has not yet become effective, and no securities have been sold in connection with the Amendments. Accordingly, the Trust believes that withdrawal of the Amendments is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

If you have any questions regarding the enclosed, please do not hesitate to contact me at (415) 315-3702.

Very truly yours,

KKR SERIES TRUST

By: /s/ Koji E. Felton
Koji E. Felton
Assistant Secretary